FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TRINKAUS & BURKHARDT AND T-SYSTEMS
ESTABLISH JOINT VENTURE FOR SECURITIES PROCESSING
INNOVATIVE PROCESSING PLATFORM CREATES A BASIS
FOR FURTHER GROWTH

HSBC Trinkaus & Burkhardt KGaA, a 73.47 per cent indirectly-owned subsidiary of HSBC Holdings plc, has agreed to establish a joint venture for securities processing with T-Systems International GmbH. This is the first time that a German bank has entered into a partnership with a non-bank owned software company to establish a joint venture securities processing provider.

HSBC Trinkaus & Burkhardt will transfer its securities processing division to the joint venture with T-Systems, a subsidiary of Deutsche Telekom. The value of net assets being transferred is approximately EUR16 million; the deal is subject to regulatory and other approvals.

The joint venture is to be formed in the first half of 2005 and is expected to be fully operational in October 2005. HSBC Trinkaus & Burkhardt and T-Systems will initially own 51 per cent and 49 per cent of the company respectively. In the medium term, it is planned that T-Systems will become the majority shareholder in this undertaking. Under this agreement, approximately 150 staff currently employed at HSBC Trinkaus & Burkhardt will be transferred to the new entity.

HSBC Trinkaus & Burkhardt is one of the leading securities processing providers in Germany. In 2003 it processed more than 15 million transactions. The bank's software system 'GEOS' was developed with a view to providing efficiency, reliability and security - setting a benchmark for the industry.

With its modern software platform, HSBC Trinkaus & Burkhardt delivers quality service to its customers, including DAB bank AG, S Broker AG & Co. KG and, in the future, Fimatex by Boursorama S.A.. In the framework of this partnership, T-Systems will be responsible for data processing, systems integration of new customers and further software developments. In July 2004, T-Systems acquired the software company SDS which developed the GEOS system.

Paul Hagen, Managing Partner of HSBC Trinkaus & Burkhardt, said: "HSBC Trinkaus & Burkhardt's and T-Systems' goal in establishing this joint venture is to build the best securities processing development bank in Germany. The successful, timely and cost efficient migrations already completed for S Broker and DAB bank demonstrate HSBC Trinkaus & Burkhardt's ability and quality leadership in complex securities processing. By transferring the securities processing to this joint venture, we now have a structure for future growth, as well as demonstrating the bank's strength in innovation.

"The transfer of our securities processing know-how to the partnership with T-Systems will create a highly attractive service proposal for other financial institutions, based on the GEOS system. This is a trend-setting strategy in the German securities processing market."

Kamyar Niroumand, member of T-Systems' executive board, said: "In the services offered by T-Systems, the goal is to provide customers with a high degree of flexibility in their business processes. Particularly in the financial services industry, we see considerable potential to facilitate business by reorganising process flows and minimising a bank's requirement for vertical integration, thus ensuring its focus on core services. This involves far more than just outsourcing. With this innovative agreement, HSBC Trinkaus & Burkhardt and T-Systems are at the forefront. In the coming years, we clearly want to develop our commitment as a significant and strategic business partner to banks and insurance companies."

Notes to editors:
1. HSBC Trinkaus & Burkhardt KGaA
HSBC Trinkaus & Burkhardt KGaA, founded in 1785, is a 73.47 per cent indirectly-owned subsidiary of HSBC Holdings plc. Led by personally liable Partners, the bank's services are primarily geared to high net worth individuals, medium-sized companies and institutional investors. Particular strengths are in the securities business, portfolio management, interest and foreign exchange management, issuance of securities and corporate finance. The constant development of information and communication systems ensures high quality of bank technologies and optimal service.

For more information about HSBC Trinkaus & Burkhardt, see www.hsbctrinkaus.de

2. T-Systems
T-Systems is one of Europe's leading providers of information and communications technology (ICT). Within the Deutsche Telekom group, T-Systems is responsible for serving major business accounts. The company has some 40,000 staff on its payrolls in more than 20 countries. In 2003, the solutions provider generated EUR10.6 billion in sales.

T-Systems' solutions improve the business competitiveness of its customers in the industry sectors telecommunications, services and finance, public and healthcare as well as manufacturing. The company optimises processes and cuts costs for its customers, thus providing them additional flexibility for their core business. T-Systems makes targeted use of industry expertise and cutting-edge technology. Its services range from the integration of new ICT solutions into existing customer systems, through the implementation and operation of desktop systems, data centres and networks, all the way to telecommunications services and solutions for international carriers, as well as broadcast and media solutions.

T-Systems' services encompass all levels of the information and communications technology value chain, spanning from ICT infrastructure and ICT solutions, up to and including business process management.

For more information about the company and its services, see www.t-systems.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 11, 2004